NO ACT

PE
12-11-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13003963

DIVISION OF
CORPORATION FINANCE

January 13, 2014

JAN 13 2014

Washington, DC 20549

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 1-13-14

Re: Abbott Laboratories
Incoming letter dated December 11, 2013

Dear Mr. Berry:

This is in response to your letters dated December 11, 2013, December 26, 2013 and January 6, 2014 concerning the shareholder proposal submitted to Abbott by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 20, 2013, January 1, 2014, January 6, 2014 and January 7, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 11, 2013

The proposal requests that the board take the steps necessary to adopt a bylaw to provide for an independent lead director and further provides that the "standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company."

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Abbott, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Lead Director
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal and supplements.

In regard to the company claim based on directors being stockholders, it has no merit because directors in the United States are overwhelmingly stockholders.

The company makes the nonsensical claim that if a lead director is "expected" to serve for more than one continuous year, the board must have the impossible power to guarantee that a lead director serve for more than one continuous year.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John A. Berry <John.Berry@abbott.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

January 6, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Lead Director
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal and supplements.

The company failed to argue that it could possibly require the same level of effort and accountability for a company to reverse a bylaw as compared to reversing a guideline.

The company failed to argue that purportedly a bylaw and a guideline reflect the exact same level of commitment by a company.

Guideline:
A statement or other indication of policy or procedure by which to determine a course of action

Bylaw:
A law or rule governing the internal affairs of an organization.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John A. Berry <John.Berry@abbott.com>

(Emphasis added)
[STAFF REPLY LETTER]

March 9, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Co. Incoming letter dated March 1, 2006

Dear Ms. Goodman:

This is in response to your letter dated March 1, 2006 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received a letter on the proponent's behalf dated March 6, 2006. On January 27, 2006, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). ***We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.*** In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Martin P. Dunn
Acting Director

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 7, 2013

The proposal recommends that the board take the steps necessary to adopt a bylaw to limit directors to a maximum of three board memberships in companies with sales in excess of $500 million annually.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal relates to director qualifications. Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(10). We are unable to conclude that AIG's policies, practices, and procedures compare favorably with the guidelines of the proposal such that AIG has substantially implemented the proposal. Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Joseph G. McCann
Attorney-Adviser

[AIG: Rule 14a-8 Proposal, November 13, 2012, Revised November 30, 2012]

Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Adoption of this proposal would help in coping with certain of our directors who are overboarded. Adoption of this proposal would also help deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also help deter our nomination committee from seeking new directors who would not have adequate time for effective oversight.

In 2012 we had three directors who were each on 4 or 5 boards and were potentially too over-extended to give adequate attention to the complex and troubling problems of our company.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "Concern" in Executive Pay – $13 million for our CEO Robert Benmosche.

GMI said there was a clear effort by our executive pay committee to maximize potential pay for our CEO and our other highest paid executives, in some instances regardless of actual performance. In particular, the pay/performance disconnect was clearly demonstrated by the designation of stock awards and salary stock as cash amounts, utilizing substantial numbers of shares to attain this amount, despite the fact that the stock was trading at a fraction of its former value. Such a practice could potentially lead to windfall gains. All incentive pay for our CEO was dependent on past, short-term performance rather than future long-term performance metrics and simply vested over time.

This was under the leadership of Arthur Martinez, who chaired our executive pay committee. Mr. Martinez at age 72 was overboarded with seats on 5 boards. Plus he had the "benefit" of experience on four boards rated "D" by GMI: HSN, Inc., IAC/InterActiveCorp, International Flavors & Fragrances and Fifth & Pacific. Mr. Martinez got second place for our highest negative votes. He was only exceeded in negative votes by George Miles who was also overboarded with 5 board seats.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



January 6, 2014

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

By letter dated December 11, 2013 ("Abbott's No-Action Request"), Abbott Laboratories ("Abbott" or the "Company") requested confirmation that the staff (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal (the "Proposal") submitted by Kenneth Steiner (together with John Chevedden, his designated proxy for the Proposal, the "Proponent") from the proxy materials for Abbott's 2014 annual shareholders' meeting.

By letter dated January 1, 2014, the Proponent implied that the Staff did not permit the proposal in *American International Group, Inc.* (March 6, 2013) to be excluded as substantially implemented because the provision that AIG argued had substantially implemented the shareholder proposal did not appear in AIG's by-laws. However, the Staff's response in *AIG* did not refer to the absence of a by-law provision. Rather, the Staff stated that it was "unable to conclude that AIG's policies, practices, and procedures compare favorably with the guidelines of the proposal such that AIG has substantially implemented the proposal."

The *AIG* letter is distinguishable from Abbott's situation because there were many substantive differences between the shareholder proposal received by AIG and the AIG governance guidelines provision upon which AIG based its substantially implemented argument. For example, the AIG shareholder proposal requested that AIG directors be subject to a mandatory limit of 3 board memberships in companies over a specified size, with that maximum number including AIG board membership. The only variations permitted by the proposal were an increase to 4 board memberships for retired directors under the age of 70 and a possible exception for a brief temporary situation. In contrast, the AIG provision generally considered it desirable that its directors not serve on the boards of more than 4 public companies, excluding AIG and companies in which AIG has a significant equity interest, that require substantial time commitments. The provision was not binding and also contemplated exceptions for "special circumstances."

As discussed in great detail on pages 2-6 of Abbott's No-Action Request, Abbott's Governance Guidelines establish an independent lead director position that is virtually identical to the lead independent director position requested by the Proposal. In addition, unlike *AIG*, the independent lead director provision of Abbott's Governance Guidelines is binding. Abbott's existing independent



lead director provision compares favorably with the guidelines of the Proposal such that Abbott has substantially implemented the Proposal. Therefore, the Proposal may be excluded from Abbott's 2014 proxy materials pursuant to Rule 14a-8(i)(10).

If the Staff has any questions, or if for any reason the Staff does not agree that Abbott may omit the Proposal from its 2014 proxy materials, please contact me at (847) 938-3591 or john.berry@abbott.com, or Jessica Paik at (847) 937-5550 or jessica.paik@abbott.com. We may also be reached by facsimile at (847) 938-9492. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

John A. Berry

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 1, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Lead Director
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal and supplement.

Bristol-Myers Squibb Co. (Recon.) (March 9, 2006) stated "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

The 3rd column on page 3 of the company letter is titled, "Abbott's Governance Guidelines." Thus Abbott clearly does not have a bylaw on the topic of the rule 14a-8 proposal.

Attached is the full text of *Bristol-Myers Squibb Co.* (Recon.) (March 9, 2006) which the company elected to not include. Also attached is *American International Group, Inc.* (March 6, 2013) in which *Bristol-Myers Squibb* was cited in regard to the attached rule 14a-8 proposal submitted to American International Group.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John A. Berry <John.Berry@abbott.com>

(Emphasis added)
[STAFF REPLY LETTER]

March 9, 2006

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Bristol-Myers Squibb Co. Incoming letter dated March 1, 2006

Dear Ms. Goodman:

This is in response to your letter dated March 1, 2006 concerning the shareholder proposal submitted to Bristol-Myers by Charles Miller. We also have received a letter on the proponent's behalf dated March 6, 2006. On January 27, 2006, we issued our response expressing our informal view that Bristol-Myers could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(10). ***We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment.*** In this regard, however, we further note that the action contemplated by the subject proposal is qualified by the phrase "if practicable" and that the company has otherwise substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

/s/

Martin P. Dunn
Acting Director

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American International Group, Inc.
Incoming letter dated January 7, 2013

The proposal recommends that the board take the steps necessary to adopt a bylaw to limit directors to a maximum of three board memberships in companies with sales in excess of $500 million annually.

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal relates to director qualifications. Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that AIG may exclude the proposal under rule 14a-8(i)(10). We are unable to conclude that AIG's policies, practices, and procedures compare favorably with the guidelines of the proposal such that AIG has substantially implemented the proposal. Accordingly, we do not believe that AIG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Joseph G. McCann
Attorney-Adviser

[AIG: Rule 14a-8 Proposal, November 13, 2012, Revised November 30, 2012]

Proposal 4* – Curb Excessive Directorships

RESOLVED: Shareholders recommend that our Board take the steps necessary to adopt a bylaw to limit our directors to a maximum of 3 board memberships in companies with sales in excess of $500 million annually. The maximum of 3 board memberships includes each director's membership on our board. This limit would be increased to 4 such board memberships for directors permanently retired and under age 70. The bylaw should also specify how to address a situation where a director may have a brief temporary situation above these limits.

Adoption of this proposal would help in coping with certain of our directors who are overboarded. Adoption of this proposal would also help deter our directors from accepting further director assignments that would rob them of the adequate time to deal with the complex and troubling problems of our company. Adoption would also help deter our nomination committee from seeking new directors who would not have adequate time for effective oversight.

In 2012 we had three directors who were each on 4 or 5 boards and were potentially too over-extended to give adequate attention to the complex and troubling problems of our company.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "Concern" in Executive Pay – $13 million for our CEO Robert Benmosche.

GMI said there was a clear effort by our executive pay committee to maximize potential pay for our CEO and our other highest paid executives, in some instances regardless of actual performance. In particular, the pay/performance disconnect was clearly demonstrated by the designation of stock awards and salary stock as cash amounts, utilizing substantial numbers of shares to attain this amount, despite the fact that the stock was trading at a fraction of its former value. Such a practice could potentially lead to windfall gains. All incentive pay for our CEO was dependent on past, short-term performance rather than future long-term performance metrics and simply vested over time.

This was under the leadership of Arthur Martinez, who chaired our executive pay committee. Mr. Martinez at age 72 was overboarded with seats on 5 boards. Plus he had the "benefit" of experience on four boards rated "D" by GMI: HSN, Inc., IAC/InterActiveCorp, International Flavors & Fragrances and Fifth & Pacific. Mr. Martinez got second place for our highest negative votes. He was only exceeded in negative votes by George Miles who was also overboarded with 5 board seats.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Curb Excessive Directorships – Proposal 4*

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 26, 2013

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

By letter dated December 11, 2013 ("Abbott's No-Action Request"), Abbott Laboratories ("Abbott" or the "Company") requested confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal (the "Proposal") submitted by Kenneth Steiner (together with John Chevedden, his designated proxy for the Proposal, the "Proponent") from the proxy materials for Abbott's 2014 annual shareholders' meeting.

By letter dated December 20, 2013, the Proponent observed that Abbott has established a lead director position pursuant to its Corporate Governance Guidelines rather than its by-laws. As expressly discussed on pages 5-6 of Abbott's No-Action Request, a by-law amendment is not required to substantially implement the Proposal. The *Bristol-Myers Squibb Co.* (March 9, 2006) no-action letter cited by the Proponent in his letter is expressly addressed in this section of the Abbott No-Action Request. For reasons discussed in Abbott's No-Action Request, which I reaffirm, but do not repeat in this letter, the Proposal should be excluded from Abbott's 2014 proxy materials.

If the Staff has any questions, or if for any reason the Staff does not agree that Abbott may omit the Proposal from its 2014 proxy materials, please contact me at (847) 938-3591 or john.berry@abbott.com, or Jessica Paik at (847) 937-5550 or jessica.paik@abbott.com. We may also be reached by facsimile at (847) 938-9492. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

John A. Berry

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Abbott
A Promise for Life



cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Lead Director
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal.

Bristol-Myers Squibb Co. (Recon.) (March 9, 2006) stated "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

The 3rd column on page 3 of the company letter is titled, "Abbott's Governance Guidelines." Thus Abbott clearly does not have a bylaw on the topic of the rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: John A. Berry <John.Berry@abbott.com>

[ABT: Rule 14a-8 Proposal, October 27, 2013]
4* – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company. This standard would also call for a director to be specifically chosen for the role of independent lead director, rather than be automatically chosen as a director who was selected for another role.

The clearly delineated duties at a minimum would include:
• Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
• Serving as liaison between the chairman and the independent directors.
• Approving information sent to the board.
• Approving meeting agendas for the board.
• Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
• Having the authority to call meetings of the independent directors.
• Being available for consultation and direct communication, if requested by major shareholders.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for its board and F for its executive pay – $33 million for Miles White. Our company also had not linked its environmental or social performance to its incentive pay policies.

There was not one independent member of the audit committee who had substantial industry knowledge. There was not one independent member of the board who had expertise in risk management. James Farrell was negatively flagged by GMI due to his membership on the UAL Corporation board when it filed for bankruptcy. Roxanne Austin was "overboarded" with seats on 5 company boards, received our highest negative votes and was on 3 of our board's committees. Edward Liddy was on 4 company boards.

GMI said our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. Our company had come under investigation, or had been subject to fine, settlement or conviction for Foreign Corrupt Practices Act violations, or other bribery or corruption violations, by company employees or other corporate agents and for obstruction of justice or false statements.

Abbott Laboratories had higher accounting and governance risk than 99% of companies and had higher shareholder class action litigation risk than 99% of all rated companies in this region according to GMI.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Lead Director – Proposal 4*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

December 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Lead Director
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 11, 2013 company request concerning this rule 14a-8 proposal.

Bristol-Myers Squibb Co. (Recon.) (March 9, 2006) stated "We note that there is a substantive distinction between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment."

The 3rd column on page 3 of the company letter is titled, "Abbott's Governance Guidelines." Thus Abbott clearly does not have a bylaw on the topic of the rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: John A. Berry <John.Berry@abbott.com>

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 11, 2013

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, Abbott excludes a proposal submitted by Kenneth Steiner (together with John Chevedden, his designated proxy, the "Proponent") from the proxy materials for Abbott's 2014 annual shareholders' meeting. We expect to file the 2014 proxy statement in definitive form with the Commission on or about March 14, 2014.

On October 27, 2013, the Proponent submitted the following proposed resolution for consideration at our 2014 annual shareholders' meeting:

> "Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company. This standard would also call for a director to be specifically chosen for the role of independent lead director, rather than be automatically chosen as a director who was selected for another role.
>
> The clearly delineated duties at a minimum would include:
>
> - Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
> - Serving as liaison between the chairman and the independent directors.
> - Approving information sent to the board.
> - Approving meeting agendas for the board.
> - Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
> - Having the authority to call meetings of the independent directors.



- Being available for consultation and direct communication, if requested by major shareholders."

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as Exhibit A (the "Proposal"), and a copy of this letter is simultaneously being sent to the Proponent. I have also enclosed a copy of all relevant correspondence exchanged with the Proponent as Exhibit B.

Abbott believes that the Proposal may be properly omitted from Abbott's 2014 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal has been substantially implemented and may be properly omitted under Rule 14a-8(i)(10).

A. Abbott's Governance Guidelines substantially implement the Proposal.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy materials if the company has substantially implemented the proposal. This basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). A determination that a company has substantially implemented a proposal depends upon "whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Consequently, exclusion of a proposal does not require implementation of every detail of a proposal. *See* SEC Release No. 34-20091 (August 16, 1983). Rather, a company has substantially implemented a proposal when it has addressed the proposal's essential objective.

The Staff has considered proposals to be substantially implemented within the scope of Rule 14-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. *See, e.g., Wal-Mart Stores, Inc.* (March 30, 2010)(proposal requesting the board to adopt principles "for national and international action to stop global warming" based on six model principles was substantially implemented by a company climate strategy to reduce the carbon footprints of itself, its suppliers and its consumers and to be actively engaged in public policy dialogue); and *Merck & Co., Inc.* (March 14, 2012)(proposal requesting that the board issue an annual report to shareholders disclosing procedures to ensure proper animal care was substantially implemented by Merck's public disclosures, which included an entire website page devoted to the essential objective of the proposal).

Abbott's Board of Directors have adopted Governance Guidelines (the "Guidelines"), which specifically establish an independent lead director position and address its election, qualifications and roles and responsibilities. The side-by-side comparison below shows that Abbott has thoroughly considered and implemented all of the concepts in the Proposal. The election, qualifications and clearly delineated duties of Abbott's independent lead director position not only compare favorably with those outlined in the Proposal, but are nearly identical to or exceed the Proposal and achieve its essential objective. A copy of the relevant portions of the Guidelines is attached for your reference as Exhibit C, and the full Guidelines are available on Abbott's website at http://www.abbott.com/global/url/content/en_US/70.50.40.10:10/general_content/General_Content_00102.htm.



Provision	Proposal	Abbott's Governance Guidelines
Election and Qualifications	Elected by and from the independent board members	The independent directors shall appoint from among their number a lead director.
Minimum Term	To be expected to serve for more than one continuous year	(No minimum term specified because it cannot be enforced. Please see Section III below.)
Independence Standard	The standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company.	A majority of the directors shall meet the New York Stock Exchange listing standards for independence, as such requirements are interpreted by the board in its business judgment.
Specific, Defined Role	Specifically chosen for the role of independent lead director, rather than be automatically chosen as a director who was selected for another role.	The independent directors shall appoint from among their number a lead director.
Meetings of the Board	Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.	Preside at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
Liaison Role	Serving as liaison between the chairman and the independent directors.	Serve as liaison between the chairman and the independent directors.
Board Information, Agendas and Schedules	Approving information sent to the board.	Review matters such as meeting agendas, meeting schedules to assure that there is sufficient time for discussion of all agenda items, and, where appropriate, information sent to the board.
	Approving meeting agendas for the board.	
	Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.	
Calling Meetings of the Board	Having the authority to call meetings of the independent directors.	Have authority to call meetings of the independent directors.
Consultation with Major Shareholders	Being available for consultation and direct communication, if requested by major shareholders.	If requested by major shareholders, ensure that he or she is available for consultation and direct communication.



There are only three areas where the Proposal and Abbott's Guidelines differ.

1. **Minimum Term.**

   Proposal: More than one continuous year.
   Abbott Guidelines: No minimum term specified.

   As discussed in Section III below, the Proposal's minimum term cannot be enforced because the Board lacks the power or authority to ensure that the shareholders will re-elect the independent lead director to the Board for a term beyond one year, or to ensure that the independent lead director will remain eligible and willing to serve as a member of the Board as or the independent lead director.

   In practice, the Board has fulfilled the Proposal's "more than one continuous year" requirement. Abbott's current independent lead director began serving in this role in 2012 when the former independent lead director retired from Abbott's Board. Prior to his retirement, the former independent lead director served in the role from 2004 through 2012. The Guidelines do not limit the independent lead director's term to any specific number of years.

2. **Independence Standard.**

   Proposal: "A person whose directorship constitutes his or her only connection" to Abbott.
   Abbott Guidelines: New York Stock Exchange listing standards for director independence.

   Abbott's common shares are listed and traded on the New York Stock Exchange ("NYSE"). Accordingly, Abbott is required to adopt the NYSE corporate governance standards, including the NYSE independence standards for directors.

   The Staff has previously concluded that a company's actions do not have to be precisely those called for by a proposal, so long as they satisfactorily address the proposal's essential objective. The Staff has in fact permitted exclusion of proposals calling for independent lead director duties nearly identical to those required by the Proposal, even where companies used different independence standards than those called for by the respective proposals. *See e.g., Allegheny Energy, Inc.* (February 20, 2008)(proposal was substantially implemented by previous by-law amendments despite differing standards of independence); *Nicor Inc.* (February 11, 2009)(proposal was substantially implemented by a previous by-law amendment despite differing standards of director independence and no right of independent lead director approval over certain board materials).

   Additionally, as discussed in Section II below, the Proposal's independence standard, which requires that a director's membership on Abbott's Board of Directors be "his or her only connection" to Abbott is impermissibly vague and indefinite so as to be misleading. For example, Abbott's Guidelines require all non-employee directors to own shares of Abbott. While the ownership of Abbott shares would presumably be a "connection" to Abbott prohibited by the Proposal, the NYSE independence standards expressly state that "the [NYSE] does not view ownership of even a significant amount of stock, by itself, as a bar to an independence finding." NYSE Listed Company Manual, Section 303A.02 (Commentary). Abbott's Guidelines establish an



independence standard that is clearly defined and does not inherently disqualify all candidates for the independent lead director position.

3. **Review vs. Approval of Board Materials.**

Proposal: Approval of board materials.
Abbott Guidelines: Review of board materials.

Abbott has established independent lead director responsibilities that fully address the Proposal's essential objective. As page 8 of Abbott's 2013 proxy statement explains, "[i]t is the role of the lead director to ***review and approve*** matters, such as agenda items, schedule sufficiency, and, where appropriate, information provided to other board members." (emphasis added) Furthermore, a "review" standard imposes a higher standard by placing an affirmative responsibility on the independent lead director to meaningfully evaluate and consider Board materials, rather than simply deliver a rubber-stamp approval.

In addition, as noted above, the Staff has previously concluded that differences in the precise wording of a proposal and a company's policy or actions will not mandate inclusion of the proposal where its essential objective is addressed. For example, in *Nicor Inc.* (February 11, 2009), the Staff determined that a substantially identical proposal requiring the independent lead director to "approve" information delivered to the Board was substantially implemented by Nicor's provision that the independent lead director "advise" the chairman of the board on the information and "may request" inclusion of certain material. *See also, Allegheny Energy, Inc.* (February 20, 2008).

B. A by-law amendment is not required to substantially implement the Proposal.

As discussed above, exclusion of a proposal does not require implementation of every detail of a proposal, so long as the proposal's essential objective has been addressed. The essential objective of the Proposal is not to amend Abbott's by-laws, but to establish the position of an independent lead director. Abbott has already fully satisfied this objective.

The Staff has previously permitted the exclusion of proposals calling for an amendment to a company's by-laws where Board policy substantially implemented the substance of the proposals. *See, e.g., Bristol-Myers Squibb Co.* (March 9, 2006), in which the Staff, while noting in passing that "there is a substantial difference between a proposal that seeks a policy and a proposal that seeks a bylaw or charter amendment," allowed the exclusion of a proposal requesting amendment to the company's by-laws or charter to require the company's board of directors to redeem any future or current poison pill unless it was submitted to a shareholder vote as soon as practicable because the company's board policy substantially implemented the proposal through a similar provision. *See also, Sun Microsystems, Inc.* (September 12, 2006) and *Tiffany and Co.* (March 14, 2006)(both allowing exclusion of proposals calling for by-law or charter amendments because similar board policies substantially implemented the proposals). This is consistent with the reasoning behind the adoption of Rule 14a-8(i)(10), which is to avoid the possibility of shareholders having to consider matters that have already been favorably acted upon by management.



We acknowledge that the Staff has not permitted exclusion where the language of the proposal clearly indicated that its objective was a by-law amendment. *See, e.g., Verizon Communications, Inc.* (February 26, 2007)(proposal stated "a required shareholder vote on a poison pill is important enough to be a permanent part of our by-laws or charter – rather than a fleeting short-lived policy"). The Proposal, however, does not contain any language indicating that inclusion of the independent lead director position in the by-laws is an essential element of the Proposal or arguing that the independent lead director position should not be implemented through a board policy. The Proposal's focus on election, qualifications and responsibilities of the position make it clear that the underlying objective is to establish the position itself.

Additionally, Abbott's Guidelines are not fleeting or short-lived policies. They are a critical element of Abbott's corporate governance and a NYSE listing requirement. They govern material matters such as director qualifications and responsibilities, director access to management and independent advisors, director compensation, evaluation of management and succession planning, stock ownership guidelines for directors and officers, conflicts of interest, corporate opportunities, and other matters involving directors' conduct. Like Abbott's by-laws, the Guidelines cannot be amended by management. Rather, the Nominations and Governance Committee reviews and recommends changes to the full Board of Directors, which reviews and adopts any such changes. There is, therefore, no meaningful difference between implementation of an independent lead director in the Guidelines rather than Abbott's by-laws.

Because Abbott's Guidelines establish an independent lead director position that is virtually identical to the lead independent director position included in the Proposal, the Proposal has been substantially implemented and may be excluded from Abbott's 2014 proxy materials pursuant to Rule 14a-8(i)(10).

II. The Proposal is impermissibly vague and indefinite so as to be misleading and may be properly omitted under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) permits a company to exclude a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in soliciting proxy materials. A shareholder proposal may be excluded under Rule 14a-8(i)(3) if it is so inherently vague or indefinite that neither stockholders in voting for, nor the company in implementing, the proposal would be able to determine with reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin No. 14B (September 15, 2004).

The Proposal requires that the independent lead director's directorship constitute his or her "only connection" to Abbott, but fails to give any guidance on what constitutes a "connection." Without any such guidance, the shareholders and Abbott could have markedly different interpretations of the independence standard applicable to the independent lead director, and neither shareholders in voting on the Proposal, nor Abbott in implementing the Proposal, would be able to identify with any reasonable certainty exactly what actions or measures would be required.

For example, all of Abbott's non-employee directors are Abbott shareholders. All non-employee directors receive restricted stock units under the Abbott Laboratories 2009 Incentive Stock Program, and Abbott's Guidelines contain stock ownership guidelines requiring directors to hold Abbott



common shares. In addition, directors can buy and hold Abbott shares beyond what they receive from Abbott or what they are required to own under Abbott's Guidelines. In fact, as disclosed in Abbott's 2013 proxy statement, the majority of Abbott's non-employee directors hold substantially more Abbott shares than required by Abbott's Guidelines. Stock ownership requirements are not only widely implemented across large public companies, but are also preferred by investors to align directors' interests with those of public shareholders. However, share ownership could be a "connection" to Abbott that would appear to disqualify all of Abbott's directors from serving as the independent lead director. Even the use of Abbott products by a director or the director's family could be considered a "connection" to Abbott that disqualifies such director from serving as the independent lead director.

Because the term "connection" is so broad, Abbott and its shareholders could not determine what the Proposal requires. In *Fuqua Industries, Inc.* (March 12, 1991), the Staff concluded that a shareholder proposal may be excluded where the company and the shareholders could interpret the Proposal differently such that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See also Puget Energy, Inc.* (March 7, 2002)(allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" where the proposal did not specify what was meant by "improved corporate governance" such that shareholders might not know precisely what they were voting for or against). The Staff has previously permitted exclusion of proposals similar to the Proposal, even where the "only connection" language was further supplemented by reference to a more detailed external standard. *See PG&E Corporation* (March 5, 2009)(Staff permitted exclusion of a proposal where the standard of independence was described both by reference to the Council of Institutional Investors standard and the "only connection" language).

We acknowledge that the Staff has not permitted the exclusion of independent lead director proposals where the standard of independence could be clearly ascertained by the shareholders and the company. In *Clear Channel Communications, Inc.* (February 15, 2006), the Staff did not permit exclusion of an independent lead director proposal that defined independence as "someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, and who also: (1) is not or has not been, or whose relative is or in the past 5 years has not been, employed by the corporation or employed by, or a director of, an affiliate; and (2) [meets the Council of Institutional Investors standard]." However, the Proposal lacks this level of detail, and as a result, shareholders could not make an informed decision as to whether to vote for the Proposal and Abbott could not make an informed decision as to how to implement the Proposal.

Further, the Proposal requires "an independent lead director...elected by and from the independent board members." As drafted, the "only connection" independence standard refers to both the independent lead director and all non-employee directors serving on the Board. If the proposed independence standard is to apply to all non-employee directors, the Proposal fails to specify how the "only connection" standard will operate in conjunction with the independence requirements of the NYSE.

Based on the above, the Proposal is impermissibly vague and indefinite so as to be misleading and may be excluded from Abbott's 2014 proxy materials pursuant to Rule 14a-8(i)(3).



III. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because Abbott lacks the power and authority to implement it.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal "if the company would lack the power and authority to implement the proposal."

The Proposal requires that the independent lead director be expected "to serve for more than one continuous year." However, the Board cannot implement or enforce this requirement. Abbott is an Illinois corporation subject to the Illinois Business Corporation Act of 1983 (the "Act"). Pursuant to Section 8.10(c) of the Act, all of Abbott's directors are elected annually, and the term of each director expires at the next annual meeting following his or her election. Because directors are elected annually, Abbott's Board lacks the power and authority to ensure that the independent lead director will be re-elected to the Board or to the independent lead director position. Nor could the Board control whether the independent lead director, if elected, would be eligible or willing to serve more than one term, given the additional time commitment involved in this position. Furthermore, the existing "connections" between Abbott and the independent lead director could change at any time such that he or she would no longer be considered under the Proposal's independence standard, It is also possible that such director might resign from the Board.

The Staff has permitted the exclusion of shareholder proposals in related contexts. For example, in *H.J. Heinz Co.* (June 14, 2004), a shareholder proposal required that the chairman of the board be an independent director who had not served as an officer and that the positions of President and CEO be separated. The Staff permitted exclusion of the proposal, noting that it "does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."

Further, as discussed in Section II above, every Abbott director owns shares of Abbott. As a result, no director meets the Proposal's requirement that the Abbott directorship be his or her "only connection" to the Company, and all directors would therefore inherently be ineligible to elect an independent director or to serve as an independent lead director.

Because Abbott lacks the power and authority to ensure that the shareholders will re-elect the independent lead director, or to ensure that the independent lead director will remain eligible and willing to serve in the position, the Proposal may be excluded under Rule 14a-8(i)(6).

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend enforcement action to the Commission if Abbott omits the Proposal from its 2014 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii), this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions, or if for any reason the Staff does not agree that Abbott may omit the Proposal from its 2014 proxy materials, please contact me at (847) 938-3591 or john.berry@abbott.com, or Jessica Paik at (847) 937-5550 or jessica.paik@abbott.com. We may also



be reached by facsimile at (847) 938-9492. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

Exhibit A

The Proposal

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Miles D. White
Chairman
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
PH: 847 937-6100
FX: 847 937-9555
FX: 847-937-3966

Dear Mr. White,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Laura J. Schumacher <Laura.Schumacher@abbott.com>
Corporate Secretary
Fax: 847-937-1511
John A. Berry <John.Berry@abbott.com>
PH: 847-938-3591
FX: 847-938-9492

[ABT: Rule 14a-8 Proposal, October 27, 2013]
4* – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company. This standard would also call for a director to be specifically chosen for the role of independent lead director, rather than be automatically chosen as a director who was selected for another role.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for its board and F for its executive pay – $33 million for Miles White. Our company also had not linked its environmental or social performance to its incentive pay policies.

There was not one independent member of the audit committee who had substantial industry knowledge. There was not one independent member of the board who had expertise in risk management. James Farrell was negatively flagged by GMI due to his membership on the UAL Corporation board when it filed for bankruptcy. Roxanne Austin was "overboarded" with seats on 5 company boards, received our highest negative votes and was on 3 of our board's committees. Edward Liddy was on 4 company boards.

GMI said our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. Our company had come under investigation, or had been subject to fine, settlement or conviction for Foreign Corrupt Practices Act violations, or other bribery or corruption violations, by company employees or other corporate agents and for obstruction of justice or false statements.

Abbott Laboratories had higher accounting and governance risk than 99% of companies and had higher shareholder class action litigation risk than 99% of all rated companies in this region according to GMI.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Lead Director – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> **Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:**
>
> - **the company objects to factual assertions because they are not supported;**
> - **the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;**
> - **the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or**
> - **the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.**
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

<u>Exhibit B</u>

Correspondence

Evans, Kimberly K

~~om: Paik, Jessica
~~nt: Friday, November 01, 2013 3:58 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Berry, John A; Evans, Kimberly K
Subject: K. Steiner Stock Ownership Letter
Attachments: Independent Lead Director - TD Ameritrade Acknowledgement.pdf

Dear Mr. Chevedden,

Please find attached a letter acknowledging Abbott's receipt of Mr. Steiner's stock ownership letter from TD Ameritrade. The original letter is being sent to your attention via Federal Express, with a copy to Mr. Steiner.

Kind regards,

Jessica Paik

Jessica H. Paik
Senior Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6A-2
Abbott Park, IL 60064-6092

Tel: 847-937-5550
Fax: 847-938-9492
jessica.paik@abbott.com


Abbott
A Promise for Life

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-5550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



November 1, 2013

Via Federal Express & Email

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

This letter acknowledges receipt of the letter from TD Ameritrade, dated October 31, 2013, regarding Mr. Kenneth Steiner's ownership of shares of Abbott Laboratories.

Abbott has not yet reviewed the letter to determine if it complies with the requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please note that Laura Schumacher is no longer with Abbott. As indicated in Abbott's 2013 proxy statement, Ms. Schumacher is now with AbbVie Inc. and Hubert Allen is Abbott's General Counsel and Secretary. Please send any future correspondence to Hubert Allen, John Berry or me.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: Hubert L. Allen, Abbott Laboratories
John A. Berry, Abbott Laboratories
Kenneth Steiner

Abbott
A Promise for Life

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, October 31, 2013 2:27 PM
To: Schumacher, Laura J
Cc: Berry, John A
Subject: Rule 14a-8 Proposal (T) tdt

Dear Ms. Schumacher,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671	Date 10-31-13	# of pages ▸
To Jessica Paik	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 847-938-7492	Fax #	

October 31, 2013

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing, Inc DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter serves as confirmation that since September 1, 2012, you have continuously held at least 700 shares each of Intl Business Machines Com (IBM), Alcoa Inc Com (AA), General Electric Co Com (GE), Pfizer Inc Com (PFE), Textron Inc Com(TXT), Johnson & Johnson Com (JNJ), Mcgraw Hill Financial Inc Com (MHFI), Abbott Labs Com (ABT), AT&T Inc Com (T), and American Express Co Cm (AXP) in the above referenced account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jill Flores

Jill Flores
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Evans, Kimberly K

From: Paik, Jessica
Sent: Tuesday, October 29, 2013 10:13 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Berry, John A; Evans, Kimberly K
Subject: Abbott Shareholder Proposal
Attachments: Independent Lead Director Acknowledgement 10-29-2013.pdf

Dear Mr. Chevedden,

Please find attached for your records a letter acknowledging Abbott's receipt of the shareholder proposal submitted by Mr. Kenneth Steiner on October 27, 2013. The original letter is being sent to your attention via Federal Express, with a copy to Mr. Steiner.

Kind regards,

Jessica

Jessica H. Paik
Senior Counsel
Securities & Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L/Bldg. AP6A-2
Abbott Park, IL 60064-6092

Tel: 847-937-5550
Fax: 847-938-9492
jessica.paik@abbott.com


Abbott
A Promise for Life

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 937-6550
Fax: (847) 938-9492
E-mail: jessica.paik@abbott.com



October 29, 2013

Via Federal Express & Email

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

This letter acknowledges timely receipt of the shareholder proposal submitted by Kenneth Steiner, who has designated you his proxy and instructed that we direct all communications to your attention. Our 2014 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 25, 2014.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await proof that Mr. Steiner has continuously owned his shares for at least one year preceding and including October 27, 2013 (the date that he submitted his proposal). Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry, Abbott Laboratories
Kenneth Steiner

Abbott
A Promise for Life

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, October 27, 2013 05:24 PM Central Standard Time
To: Schumacher, Laura J
Cc: Berry, John A
Subject: Rule 14a-8 Proposal (ABT)

Dear Ms. Schumacher,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Miles D. White
Chairman
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
PH: 847 937-6100
FX: 847 937-9555
FX: 847-937-3966

Dear Mr. White,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-14-13
Date

cc: Laura J. Schumacher <Laura.Schumacher@abbott.com>
Corporate Secretary
Fax: 847-937-1511
John A. Berry <John.Berry@abbott.com>
PH: 847-938-3591
FX: 847-938-9492

[ABT: Rule 14a-8 Proposal, October 27, 2013]

4* – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company. This standard would also call for a director to be specifically chosen for the role of independent lead director, rather than be automatically chosen as a director who was selected for another role.

The clearly delineated duties at a minimum would include:

• Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
• Serving as liaison between the chairman and the independent directors.
• Approving information sent to the board.
• Approving meeting agendas for the board.
• Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
• Having the authority to call meetings of the independent directors.
• Being available for consultation and direct communication, if requested by major shareholders.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for its board and F for its executive pay – $33 million for Miles White. Our company also had not linked its environmental or social performance to its incentive pay policies.

There was not one independent member of the audit committee who had substantial industry knowledge. There was not one independent member of the board who had expertise in risk management. James Farrell was negatively flagged by GMI due to his membership on the UAL Corporation board when it filed for bankruptcy. Roxanne Austin was "overboarded" with seats on 5 company boards, received our highest negative votes and was on 3 of our board's committees. Edward Liddy was on 4 company boards.

GMI said our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. Our company had come under investigation, or had been subject to fine, settlement or conviction for Foreign Corrupt Practices Act violations, or other bribery or corruption violations, by company employees or other corporate agents and for obstruction of justice or false statements.

Abbott Laboratories had higher accounting and governance risk than 99% of companies and had higher shareholder class action litigation risk than 99% of all rated companies in this region according to GMI.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Lead Director – Proposal 4*

Notes:
Kenneth Steiner ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit C

Excerpts from Abbott's Governance Guidelines

I. Director Independence and Qualifications

INDEPENDENCE.

A majority of the directors shall meet the New York Stock Exchange listing standards for independence, as such requirements are interpreted by the board in its business judgment. All of the members of the audit committee, compensation committee, the nominations and governance committee, and the public policy committee shall be independent.

II. Director Responsibilities

LEAD DIRECTOR.

The independent directors shall appoint from among their number a lead director. The lead director shall:

- preside at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors;
- serve as liaison between the chairman and the independent directors;
- review matters such as meeting agendas, meeting schedules to assure that there is sufficient time for discussion of all agenda items, and, where appropriate, information sent to the board;
- have authority to call meetings of the independent directors; and
- if requested by major shareholders, ensure that he or she is available for consultation and direct communication.

A copy of the full Governance Guidelines can be accessed at: http://www.abbott.com/global/url/content/en_US/70.50.40.10:10/general_content/General_Content_00102.htm.

[ABT: Rule 14a-8 Proposal, October 27, 2013]

4* – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company. This standard would also call for a director to be specifically chosen for the role of independent lead director, rather than be automatically chosen as a director who was selected for another role.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our company D for its board and F for its executive pay – $33 million for Miles White. Our company also had not linked its environmental or social performance to its incentive pay policies.

There was not one independent member of the audit committee who had substantial industry knowledge. There was not one independent member of the board who had expertise in risk management. James Farrell was negatively flagged by GMI due to his membership on the UAL Corporation board when it filed for bankruptcy. Roxanne Austin was "overboarded" with seats on 5 company boards, received our highest negative votes and was on 3 of our board's committees. Edward Liddy was on 4 company boards.

GMI said our company had come under investigation, or had been subject to fine, settlement or conviction for engaging in anti-competitive behavior, such as price fixing, bid rigging or monopolistic practices. Our company had come under investigation, or had been subject to fine, settlement or conviction for Foreign Corrupt Practices Act violations, or other bribery or corruption violations, by company employees or other corporate agents and for obstruction of justice or false statements.

Abbott Laboratories had higher accounting and governance risk than 99% of companies and had higher shareholder class action litigation risk than 99% of all rated companies in this region according to GMI.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Lead Director – Proposal 4*





Provision	Proposal	Abbott's Governance Guidelines
Election and Qualifications	Elected by and from the independent board members	The independent directors shall appoint from among their number a lead director.
Minimum Term	To be expected to serve for more than one continuous year	(No minimum term specified because it cannot be enforced. Please see Section III below.)
Independence Standard	The standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company.	A majority of the directors shall meet the New York Stock Exchange listing standards for independence, as such requirements are interpreted by the board in its business judgment.
Specific, Defined Role	Specifically chosen for the role of independent lead director, rather than be automatically chosen as a director who was selected for another role.	The independent directors shall appoint from among their number a lead director.
Meetings of the Board	Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.	Preside at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
Liaison Role	Serving as liaison between the chairman and the independent directors.	Serve as liaison between the chairman and the independent directors.
Board Information, Agendas and Schedules	Approving information sent to the board. Approving meeting agendas for the board. Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.	Review matters such as meeting agendas, meeting schedules to assure that there is sufficient time for discussion of all agenda items, and, where appropriate, information sent to the board.
Calling Meetings of the Board	Having the authority to call meetings of the independent directors.	Have authority to call meetings of the independent directors.
Consultation with Major Shareholders	Being available for consultation and direct communication, if requested by major shareholders.	If requested by major shareholders, ensure that he or she is available for consultation and direct communication.





Provision	Proposal	Abbott's Governance Guidelines
Election and Qualifications	Elected by and from the independent board members	The independent directors shall appoint from among their number a lead director.
Minimum Term	To be expected to serve for more than one continuous year	(No minimum term specified because it cannot be enforced. Please see Section III below.)
Independence Standard	The standard of independence would be that an independent director is a person whose directorship constitutes his or her only connection to our company.	A majority of the directors shall meet the New York Stock Exchange listing standards for independence, as such requirements are interpreted by the board in its business judgment.
Specific, Defined Role	Specifically chosen for the role of independent lead director, rather than be automatically chosen as a director who was selected for another role.	The independent directors shall appoint from among their number a lead director.
Meetings of the Board	Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.	Preside at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
Liaison Role	Serving as liaison between the chairman and the independent directors.	Serve as liaison between the chairman and the independent directors.
Board Information, Agendas and Schedules	Approving information sent to the board. Approving meeting agendas for the board. Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.	Review matters such as meeting agendas, meeting schedules to assure that there is sufficient time for discussion of all agenda items, and, where appropriate, information sent to the board.
Calling Meetings of the Board	Having the authority to call meetings of the independent directors.	Have authority to call meetings of the independent directors.
Consultation with Major Shareholders	Being available for consultation and direct communication, if requested by major shareholders.	If requested by major shareholders, ensure that he or she is available for consultation and direct communication.